UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 2, 2019

Aratana Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35952	38-3826477
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11400 Tomahawk Creek Parkway, Suite 340, Leawood, KS	66211
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 353-1000

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PETX	Nasdaq Global Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 8.01.             Other Events.

On April 26, 2019, Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), Elanco Athens Inc., a Delaware corporation and a direct wholly owned subsidiary of Elanco (“Acquisition Sub”), and Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Elanco and Aratana have agreed that Acquisition Sub will merge with and into Aratana, with Aratana surviving the merger as a wholly owned subsidiary of Elanco. On June 17, 2019, Aratana filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) with respect to the special meeting of Aratana’s stockholders scheduled to be held on July 16, 2019.

Following the announcement of the execution of the Merger Agreement, seven lawsuits have been filed by purported stockholders of Aratana alleging, among other things, that certain disclosures included in the Definitive Proxy Statement/Prospectus or other materials filed with the SEC omit material information with respect to the transactions contemplated by the Merger Agreement. Such lawsuits include the four lawsuits described under the section entitled “The Merger—Litigation Related to the Merger” and the following additional three lawsuits instituted after the filing of the Definitive Proxy Statement/Prospectus: (i) Cooper v. Aratana Therapeutics, Inc. et. al. (D. Del. filed June 17, 2019), (ii) Wolfe v. Aratana Therapeutics, Inc. et. al. (D. Del. filed June 18, 2019) and (iii) Jacobson v. Aratana Therapeutics, Inc. et. al. (D. Del. filed June 25, 2019) (all such lawsuits collectively, the “Merger Lawsuits”). Aratana believes that no further disclosure is required to supplement the Definitive Proxy Statement/Prospectus under applicable laws; however, to avoid the risk that any of the Merger Lawsuits may delay or otherwise adversely affect the consummation of the merger and to minimize the expense of defending such actions, Aratana wishes to voluntarily make supplemental disclosures (the “Supplement”) related to the merger, all of which are set forth below, in response to certain of the allegations raised in the Merger Lawsuits.

This Supplement should be read in conjunction with the Definitive Proxy Statement/Prospectus, which you are urged to read in its entirety. Nothing in this Supplement shall be deemed an admission of the legal necessity or materiality of the disclosures set forth herein. To the contrary, Aratana specifically denies all allegations in the complaints described above that any additional disclosure was or is required. The information contained in this Supplement is incorporated by reference into the Definitive Proxy Statement/Prospectus. To the extent that information in this Supplement differs from or updates information contained in the Definitive Proxy Statement/Prospectus, the information in this Supplement shall supersede or supplement the information in the Definitive Proxy Statement/Prospectus. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement/Prospectus. Unless stated otherwise, new text is bolded and italicized to highlight the supplemental information being provided to you.

(1) Supplement to “The Merger—Background of the Merger”

Reference is made to the section of the Definitive Proxy Statement/Prospectus entitled “Background of the Merger” beginning on page 61 of the Definitive Proxy Statement/Prospectus.

On page 62 of the Definitive Proxy Statement/Prospectus, the paragraph which begins “In September and October 2018” is amended as follows:

In September and October 2018, at the direction of the Aratana board, Aratana’s management and representatives of Barclays contacted the 18 companies approved by the Aratana board to gauge their respective interests in pursuing a potential strategic transaction with Aratana. Of this group, seven companies, including Elanco, entered into nondisclosure agreements with Aratana, each of which included customary standstill provisions that terminated upon entry into a merger agreement. The other 11 companies ultimately expressed that they were not interested in pursuing a potential strategic transaction with Aratana as part of the proposed process.

On page 65 of the Definitive Proxy Statement/Prospectus, the paragraph which begins “Following the meeting” is amended as follows:

Following the meeting, representatives of Barclays contacted the three companies to gauge their respective interests in pursuing a potential strategic transaction with Aratana outside Aratana’s initial sale process. On December 21, 2018, one of the companies executed a nondisclosure agreement with Aratana, which contained customary standstill provisions that terminated upon entry into a merger agreement. During December 2018 and

January 2019, the two companies that signed nondisclosure agreements with Aratana engaged in due diligence and discussions with management regarding a potential strategic transaction with Aratana. However, discussions with these companies ultimately did not progress beyond the preliminary stage.

(2) Supplement to “The Merger—Opinion of Aratana’s Financial Advisor”

Reference is made to the section of the Definitive Proxy Statement/Prospectus entitled “Opinion of Aratana’s Financial Advisor” beginning on page 76 of the Definitive Proxy Statement/Prospectus.

On page 79 of the Definitive Proxy Statement/Prospectus, the second paragraph under the heading entitled “Merger Consideration Analysis” is amended as follows:

To calculate the implied value, as of April 24, 2019, of the stock consideration per share of Aratana common stock, Barclays multiplied the closing price of $32.07 per share of Elanco common stock on April 24, 2019, the last trading date prior to the delivery of Barclays’ opinion, by the exchange ratio of 0.1481 of a share of Elanco common stock per share of Aratana common stock. Accordingly, Barclays calculated the implied value, as of April 24, 2019, of the stock consideration per share of Aratana common stock to be $4.75. In determining to use the closing price of $32.07 per share of Elanco common stock in its analysis, Barclays considered the Elanco Guidance, the Research Estimates, the relative trading volumes of the two companies, the size of the transaction and amount of shares of Elanco common stock to be issued to Aratana stockholders relative to the amount of outstanding shares of Elanco common stock and the total number of shares of Elanco common outstanding and publicly traded on the NYSE.

On page 80 of the Definitive Proxy Statement/Prospectus, the third sentence in the second paragraph under the heading entitled “Discounted Cash Flow Analysis” is amended as follows:

The after-tax unlevered free cash flows were calculated by taking the tax-affected operating income (including reflecting the net operating losses of Aratana as of December 31, 2018, which was approximately $107.0 million) before interest and tax expense and adding back depreciation and amortization and subtracting capital expenditures and adjusting for changes in working capital (which reflects the assumption that certain milestones for Galliprant are achieved in 2021 and payment is received for such milestone achievement in 2022).

On pages 80-81 of the Definitive Proxy Statement/Prospectus, the penultimate sentence in the second paragraph under the heading entitled “Discounted Cash Flow Analysis” is amended as follows:

Barclays then calculated a range of implied prices per share of Aratana common stock by adding estimated cash as of March 31, 2019 to the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Aratana common stock outstanding (approximately 49 million, determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock awards) as of March 31, 2019, as provided by Aratana management.

On pages 81 of the Definitive Proxy Statement/Prospectus, the disclosures under the heading entitled “Selected Precedent Transaction Analysis” are hereby supplemented by replacing the second paragraph and table under such paragraph as follows:

The following table sets forth the transactions analyzed based on such characteristics and the enterprise value to estimated revenues from the first full fiscal year after the announcement of the respective precedent transactions:

Date Announced	Acquirer	Target	Enterprise Value / Revenue
December 14, 2018	Merck & Co., Inc.	Antelliq Corporation	N/A	(1)
May 16, 2018	Zoetis Inc.	Abaxis, Inc.	6.12x
April 13, 2017	Zoetis Inc.	Nexvet Biopharma plc	N/M	(2)
October 5, 2016	Elanco Animal Health Incorporated	Boehringer Ingelheim Vetmedica U.S. Vaccines Portfolio	4.21x

March 15, 2016	Dechra Pharmaceutics PLC	Putney, Inc.	2.85x
December 15, 2015	Boehringer Ingelheim	Sanofi Animal Health Business (Merial)	4.06x
November 2, 2015	Zoetis Inc.	PHARMAQ	6.12x
November 17, 2014	Zoetis Inc.	Abbott Animal Health (business of Abbott Laboratories)	N/A	(1)
April 22, 2014	Elanco Animal Health Incorporated	Novartis Animal Health (business division of Novartis)	4.05x
February 24, 2014	Elanco Animal Health Incorporated	Lohmann SE (Lohmann Animal Health)	N/A	(1)

(1) N/A means information was excluded because insufficient information was available.

(2) N/M means not meaningful.

On pages 82-83 of the Definitive Proxy Statement/Prospectus, the third paragraph under the heading entitled “Selected Comparable Companies Analysis” is amended by adding the table below such paragraph as follows:

Enterprise Value / Revenue
Company	2019E		2020E
Zoetis Inc.	8.59x		8.07x
Elanco Animal Health Incorporated	4.39x		4.27x
Dechra(1)	5.97x		5.49x
Neogen Corporation	6.47x		5.97x
Virbac(2)	1.89x		1.81x
Phibro Animal Health Corporation	1.84x		1.77x
Vetoquinol	1.46x		1.41x
Kindred Biosciences, Inc.(3)	20.76x	(3)	8.64x

(1) Based on GBP-USD exchange rate of 1.296 as of April 24, 2019.

(2) Based on EUR-USD exchange rate of 1.120 as of April 24, 2019.

(3) Pro forma for January public stock offering.  2019E revenue multiple was not included in the high, mean, median and low calculations set forth in the table below as such multiple was considered not meaningful.

On page 88 of the Definitive Proxy Statement/Prospectus, the paragraph under the heading entitled “Research Analyst Price Targets” is amended as follows:

Barclays reviewed, for informational purposes, as of April 24, 2019, the publicly available price targets of Aratana common stock and Elanco common stock published by equity research analysts associated with various Wall Street firms. The research analysts covering Aratana that Barclays reviewed were H.C. Wainwright & Co, LLC., Credit Suisse Securities (USA) LLC, Stifel Nicolaus and William Blair & Company, L.L.C. and such research analysts’ price target per share of Aratana common stock (excluding William Blair & Company, L.L.C.  which does not provide price targets) ranged from $5.00 to $10.00 per share, with the median price being $5.00 per share and the mean price being $6.67 per share. The research analysts covering Elanco that Barclays reviewed were Cowen and Company, LLC, J.P. Morgan Securities LLC, Bank of America Corporation, Argus Research Co., Morgan Stanley & Co. LLC, Craig-Hallum Capital Group LLC, Spin-Off Research, Credit Suisse Securities (USA) LLC, WhiteSand Research LLC, BMO Capital Markets Corp. and UBS Securities LLC and such research analysts’ price target per share of Elanco common stock ranged from $28.00 to $38.00 per share, with the median price being $33.00 per share and the mean price being $33.77 per share. Barclays noted that the price per share of Elanco common stock as of April 24, 2019 which it used for the purpose of valuing the merger consideration was $32.07. The publicly available share price targets published by such equity research analysts do not necessarily reflect the current market trading price for Aratana common stock and these estimates are subject to uncertainties, including future financial performance of Aratana and future market conditions. The publicly available share price targets published by such equity research analysts do not necessarily reflect the current market trading price for Elanco common stock and these estimates are subject to uncertainties, including future financial performance of Elanco and future market conditions. Research analyst price targets for Aratana and Elanco were used for informational purposes only and were not included in Barclays’ financial analyses.

(3) Supplement to “The Merger—Certain Information Provided by Aratana”

Reference is made to the section of the Definitive Proxy Statement/Prospectus entitled “Certain Information Provided by Aratana” beginning on page 85 of the Definitive Proxy Statement/Prospectus.

On page 87 of the Definitive Proxy Statement/Prospectus, the disclosures under the heading “Certain Information Provided by Aratana” are hereby supplemented by replacing the paragraph and tables after the first paragraph under the heading “Initial Management Projections” with the following disclosures:

The following table sets forth the Initial Management Projections.

	Projected Non-GAAP (Unaudited)
	Calendar year ended December 31,
($ in millions)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Revenue	$36.6	$32.2	$49.0	$85.2	$73.2	$99.6	$117.9	$144.1	$169.1	$190.0	$193.4	$192.7
Gross Profit	$27.2	$16.3	$29.8	$61.5	$42.4	$57.9	$68.3	$83.2	$96.7	$110.9	$112.4	$109.8
Operating Expenses	$16.3	$42.7	$44.7	$44.8	$45.0	$44.7	$44.3	$46.2	$47.2	$49.4	$49.1	$50.3
EBIT	$10.9	$(26.4)	$(14.9)	$16.7	$(2.6)	$13.2	$24.0	$37.0	$49.5	$61.5	$63.3	$59.5

Income Tax Provision	—	$6.6	$3.7	—	$0.7	—	—	—	$(11.6)	$(15.4)	$(15.8)	$(14.9)
Depreciation and Amortization	—	$0.9	$0.8	$0.9	$1.0	$1.3	$1.5	$1.8	$1.9	$4.2	$3.2	$3.6
Capital Expenditures	—	—	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)
Change in Net Working Capital	—	$9.6	$(6.6)	$(29.1)	$27.4	$(5.4)	$(3.8)	$(5.3)	$(5.3)	$(4.5)	$(0.8)	$0.4
Unlevered Free Cash Flow	—	$(9.4)	$(17.0)	$(11.5)	$26.4	$9.0	$21.6	$33.4	$34.5	$45.8	$49.9	$48.6

	Projected Non-GAAP (Unaudited)
	Calendar year ended December 31,
($ in millions)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Revenue	$192.7	$191.6	$190.8	$190.0	$183.4	$169.3	$161.0	$155.8	$120.6	$115.3	$109.9
Gross Profit	$109.2	$107.8	$106.6	$108.5	$103.6	$95.7	$90.5	$90.5	$74.1	$70.6	$67.1
Operating Expenses	$50.3	$49.3	$48.3	$50.5	$47.6	$44.0	$41.3	$42.9	$37.3	$35.4	$33.5
EBIT	$58.9	$58.5	$58.3	$58.0	$56.0	$51.7	$49.2	$47.6	$36.8	$35.2	$33.6
Income Tax Provision	$(14.7)	$(14.6)	$(14.6)	$(14.5)	$(14.0)	$(12.9)	$(12.3)	$(11.9)	$(9.2)	$(8.8)	$(8.4)
Depreciation and Amortization	$3.0	$2.4	$0.6	$0.6	$0.3	$0.2	$0.0	$0.0	$0.0	$0.0	$0.0
Capital Expenditures	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)
Change in Net Working Capital	$(0.0)	$0.2	$0.2	$0.2	$1.5	$3.4	$1.9	$1.2	$7.8	$1.3	$1.3
Unlevered Free Cash Flow	$47.1	$46.5	$44.4	$44.3	$43.8	$42.3	$38.8	$36.9	$35.4	$27.7	$26.5

On page 88 of the Definitive Proxy Statement/Prospectus, the disclosures under the heading “Certain Information Provided by Aratana” are hereby supplemented by replacing the paragraph and tables after the first paragraph under the heading “Updated Management Projections” with the following disclosures:

The following table sets forth the Updated Management Projections.

	Projected Non-GAAP (Unaudited)
	Calendar year ended December 31,
($ in millions)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	$27.0	$43.5	$80.7	$64.0	$88.6	$112.1	$141.4	$167.4	$188.4	$191.8	$191.1	$191.1
Gross Profit	$13.6	$25.9	$57.8	$35.6	$49.2	$62.2	$78.3	$92.0	$105.9	$107.1	$104.1	$103.1
Operating Expenses	$39.6	$42.4	$42.1	$43.3	$44.4	$44.3	$46.2	$47.3	$49.4	$49.1	$50.2	$50.2
EBIT	$(26.0)	$(16.5)	$15.7	$(7.7)	$4.8	$17.9	$32.1	$44.7	$56.5	$58.0	$53.9	$52.9
Income Tax Provision	$6.5	$4.1	—	$1.9	—	—	—	$(2.0)	$(14.1)	$(14.5)	$(13.5)	$(13.2)
Depreciation and Amortization	$0.9	$0.8	$0.9	$1.0	$1.3	$1.5	$1.8	$1.9	$4.2	$3.2	$3.6	$3.0
Capital Expenditures	—	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)
Change in Net Working Capital	$3.0	$(4.4)	$(29.7)	$28.5	$(5.4)	$(5.2)	$(6.5)	$(5.9)	$(4.7)	$(1.0)	$0.1	$0.0
Unlevered Free Cash Flow	$(15.7)	$(16.0)	$(13.1)	$23.7	$0.6	$14.2	$27.4	$38.7	$41.8	$45.7	$44.1	$42.7

	Projected Non-GAAP (Unaudited)
	Calendar year ended December 31,
($ in millions)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Revenue	$190.0	$189.2	$188.3	$181.8	$167.7	$159.4	$154.2	$148.9	$143.7	$138.3
Gross Profit	$101.3	$99.7	$101.2	$96.1	$88.0	$82.5	$82.3	$81.9	$77.9	$73.8
Operating Expenses	$48.7	$47.3	$49.1	$45.8	$41.6	$38.4	$39.6	$40.7	$38.1	$35.5
EBIT	$52.6	$52.4	$52.1	$50.3	$46.4	$44.1	$42.7	$41.2	$39.8	$38.3
Income Tax Provision	$(13.1)	$(13.1)	$(13.0)	$(12.6)	$(11.6)	$(11.0)	$(10.7)	$(10.3)	$(9.9)	$(9.6)
Depreciation and Amortization	$2.4	$0.6	$0.6	$0.3	$0.2	$0.0	$0.0	$0.0	$0.0	$0.0
Capital Expenditures	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)	$(0.0)
Change in Net Working Capital	$0.1	$0.0	$0.1	$1.4	$3.3	$1.8	$1.1	$1.1	$1.1	$1.1
Unlevered Free Cash Flow	$41.9	$39.9	$39.7	$39.4	$38.2	$34.9	$33.1	$32.0	$30.9	$29.8

(4) Supplement to “The Merger”

Reference is made to the section of the Definitive Proxy Statement/Prospectus entitled “The Merger” beginning on page 61 of the Definitive Proxy Statement/Prospectus.

On page 89 of the Definitive Proxy Statement/Prospectus, a section entitled “Certain Information Provided by Elanco” is added after the section entitled “Certain Information Provided by Aratana” with the following disclosure:

Certain Information Provided by Elanco

Elanco Guidance

Elanco, in the ordinary course of its business, periodically provides public guidance and updates to investor community on its expected earnings.  On December 18, 2018, Elanco publicly announced guidance on earnings expectations for the full year 2019 and publicly reconfirmed that guidance on February 6, 2019.  In April 2019, in connection with Aratana’s consideration of the merger and during the course of its broader due diligence review of Elanco, Aratana conducted due diligence of, and Aratana and its financial advisor discussed with Elanco management, Elanco’s publicly announced earnings guidance for the full year 2019.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana and Elanco, on May 30, 2019, Elanco filed with the SEC a registration statement on Form S-4, as amended on June 12, 2019, that includes a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”).  The registration statement was declared effective by the SEC on June 14, 2019. Aratana has filed with the SEC the Definitive Proxy Statement/Prospectus in connection with the proposed merger and commenced mailing the Definitive Proxy Statement/Prospectus to the stockholders of Aratana on or about June 17, 2019. ARATANA’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS TOGETHER WITH THIS SUPPLEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ARATANA, ELANCO AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.

Participants in the Merger Solicitation

Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement/Prospectus. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; and (7) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the Definitive Proxy Statement/Prospectus and in Elanco’s and Aratana’s respective filings with the SEC that are available on the SEC’s website located at

www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARATANA THERAPEUTICS, INC.
Date: July 2, 2019	By:
/s/ Craig A. Tooman
Craig A. Tooman
President & Chief Executive Officer